JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE SIX MONTHS ENDED MAY 31, 2007
Containing information up to and including July 25, 2007.

The following Management Discussion and Analysis (“MD&A”) of Journey Resources Corp. (the “Company”) is intended to supplement and complement the accompanying consolidated financial statements and notes for the six months ended May 31, 2007. All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The information provided herein should be read in conjunction with the unaudited consolidated financial statements for the period ended May 31, 2007. The following discussion may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results could change based on factors and variables beyond management control.

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

Management has implemented some changes to their internal controls and has determined that given the constraints of their staffing levels, the underlying internal control procedures are effective.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the year covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

OVERVIEW

Journey Resources Corp. (the “Company”) is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol: JNY).

The Company is presently in the business of acquisition and exploration of mineral properties. The Company is exploring three advanced exploration-stage projects: the Vianey Mine Silver Project, the Musgrove Gold Project and the Empire Mine Project.

On April 11, 2005, the Company acquired 100% of Minerales Jazz S.A de C.V, the beneficial owner of the Vianey Mine concession. On June 28, 2006, the Company granted an option on the Vianey Mine property to Wits Basin Precious Minerals Inc. (“Wits Basin”), whereby Wits Basin can earn up to 50% of the property. On December 18, 2006, Wits Basin had earned a 25% interest in the Vianey property and a joint venture was formed (See “Mineral Properties” section).

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE SIX MONTHS ENDED MAY 31, 2007
Containing information up to and including July 25, 2007.

On June 13, 2007, the Company fulfilled it obligations under an amended option agreement and acquired a 100% right, title and interest in the Musgrove Creek Gold Property, Idaho, USA (See “Mineral Properties” section).

MINERAL PROPERTIES

	November 30,	Additions	November 30,	Additions	May 31,
	2005		2006		2007
	$	$	$	$	$
Musgrove Creek Gold Project, Idaho, USA
Acquisition Costs	241,915	131,837	373,752	58,300	432,052
Exploration Expenditures:
Assay	-	48,085	48,085	-	48,085
Drilling	-	246,159	246,159	-	246,159
Field Supplies	-	2,663	2,663	-	2,663
General and Administrative	-	8,797	8,797	429	9,226
Geochemical Survey	-	91,991	91,991	7,876	99,867
Geological	-	54,529	54,529	2,965	57,494
Maintenance Fees	-	11,073	11,073	-	11,073
Staking and Recording	-	6,766	6,766	-	6,766

	241,915	601,900	843,815	69,570	913,385
Empire Mine Project
Idaho, USA
Acquisition Costs	-	522,269	522,269	-	522,269
Exploration Expenditures:
Assay	-	58,391	58,391	86,154	144,545
Drilling	-	500,412	500,412	3,310	503,722
Engineering	-	34,271	34,271	47,740	82,011
Field Costs	-	167,569	167,569	107	167,676
General and Administrative	-	18,483	18,483	13,197	31,680
Geological	-	125,192	125,192	35,998	161,190
Staking and Recording	-	-	-	11,450	11,450

	-	1,426,587	1,426,587	197,956	1,624,543
Vianey Mine Silver Project,
Guerrero State, Mexico
Acquisition Costs	592,474	30,010	622,484	-	622,484
Option Payments Received	-	(219,037)	(219,037)	(187,936)	(406,973)
Exploration Expenditures:
Drilling	-	225,325	225,325	108,681	334,006
Engineering	-	-	-	30,000	30,000
Field and Exploration	41,393	128,116	169,509	72,868	242,377
General and Administrative	4,000	15,279	19,279	6,966	26,245
Geological	-	52,905	52,905	54,543	107,448
Recovery from Optionee	-	(359,820)	(359,820)	(320,872)	(680,692)

	637,867	(127,222)	510,645	(235,750)	274,895

	879,782	1,901,265	2,781,047	31,776	2,812,823

Vianey Mine Concession, Mexico
The Company, through it’s wholly owned Mexican subsidiary, Minerales Jazz S.A. de C.V., owns a 75% interest in the Vianey Mine concession (“Vianey Property”), which is held under an exploitation concession issued on May 5, 1979 by the government of Mexico and will expire pursuant to the laws of Mexico in 2029 unless renewed. The Vianey Property consists of concessions totaling 5,022 hectares in Guerrero State, 250 kilometers south of Mexico City, Mexico. The Vianey Property has a silver-lead-zinc mineralization history and includes a mine with a history of intermittent production.

On June 28, 2006, the Company signed an Option Agreement with Wits Basin whereby the Company granted Wits Basin the option to acquire up to a 50% interest in the Vianey Property. On December 18, 2006, Wits Basin had earned a 25% interest in the Vianey Property by issuing 600,000 of its common shares to the Company and incurring

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE SIX MONTHS ENDED MAY 31, 2007
Containing information up to and including July 25, 2007.

US$500,000 in exploration expenditures, and entered into a joint venture agreement with the Company. The Company, who will act as the operator, holds the remaining 75% interest under the joint venture.

Under the terms of the joint venture agreement, Wits Basin maintains its option to earn an additional 25% interest in the Vianey Property by fulfilling certain additional payment and expenditure requirements, including the issuance of 500,000 common shares to the Company (received on January 9, 2007), and incurring an additional US$500,000 in exploration expenditures for funding of a Phase II drilling project on or before September 30, 2007. As of May 31, 2007, Wits Basin incurred US$100,000 towards the Phase II drilling project.

The Company issued to an unrelated party 100,000 of its common shares, with a fair value of $30,000, as a finder’s fees in connection with this transaction.

On September 2006, the Company commenced a work program on the Vianey Property. A drilling contract covering 3,200 meters of HQ core drilling was awarded to CanMex Diamond Drill S.A. de C.V. of Sinaloa, Mexico. Diamond core drilling and associated surface and underground exploration was conducted during 2006 and early 2007. A total of 2,042 meters of core drilling was accomplished in ten drill holes, plus two re-drilled holes. Drilling failed to reach the Vianey vein target in any drill hole, thus the objective of testing mineralization below the -75 Level was not achieved. Drilling did intercept new zones of mineralization in the rocks southwest of the Vianey vein that were previously unknown. Underground sampling returned good grade values for the Vianey vein and disclosed near-ore-grade metal values in intrusive rocks at the -75 Level. The objective of testing mineralization below the -75 Level remains a viable objective for expanding the resource potential of the Vianey vein.

Laboratory analysis was provided by ALS Chemex, Guadalajara, Jalisco, Mexico. The design and overall management of the program is provided by Journey’s geologist Rodney Blakestad, PGeo., the Qualified Person on the Vianey project.

The recommended 2007 work program includes drilling five holes, 220 meters each, with an inclination of -40 degrees as recommended from the 2006 drill sites, drilling from underground site, surface drilling, continuation of surface and underground mapping and sampling. In addition, permitting for surface disturbance operations are to be obtained and negotiations are to be commenced to secure expanded rights for exploration and land use in the region surrounding the Vianey Property.

Musgrove Gold Project, USA
On November 30, 2005, the Company entered into an option agreement as amended on May 23, 2007 (the “Agreement”), with Roxgold Inc. (formerly “Wave Exploration Corp.”) to acquire 100% of its right, title and interest in and to certain claims known as the Musgrove Creek Gold Property (the “Musgrove Property”). Under the terms of the Agreement, the Company was granted an option to earn a 100% interest in the Musgrove Property by paying a total of USD$200,000 in cash over a two-year period and issuing 375,000 common shares.

Under the terms of the Agreement, the Company assumed the underlying lease agreement dated June 12, 2003 with respect to certain mineral claims that comprise the Musgrove Creek Gold Property. The underlying lease has a 10 year term and can be renewed for two successive terms of 10 years provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lessor which progressively increase from US$25,000 due on the third anniversary (June 12, 2006) of the lease to a maximum of US$50,000 per year for the duration of the lease. These claims are subject to an underlying 2% production royalty and a lump sum payment of $1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of $100,000 on the property during the term of the lease. As at May 31, 2007, the Company paid a total of US$55,000 for the third and fourth annual lease payments to the underlying lessor, paid $370,452 of acquisition costs and incurred a total of $481,333 of exploration expenditures on the property.

On June 13, 2007, the Company earned a 100% interest in the Musgrove Property by fulfilling its obligations under the Agreement by issuing a final 75,000 common shares and making a cash payment of $25,000 to Roxgold Inc., rather than the original agreed payment of CDN$150,000 in cash on or before November 30, 2007

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE SIX MONTHS ENDED MAY 31, 2007
Containing information up to and including July 25, 2007.

Upon signing of the letter of intent, the Company paid to Wave $25,000 and issued to an unrelated party 100,000 of its common shares, with a fair value of $32,500, as a finder’s fee in connection with this transaction.

The Musgrove Property consists of 47 unpatented claims situated in the Cobalt Mining District, Lemhi County, Idaho, USA. In 2006, the Company staked and recorded an additional 40 claims to the Musgrove Creek Gold Property. The previous exploration and the current resource evaluation indicated that the Musgrove deposit is open along strike in both directions and “down-the-dip”.

In May 2006, the Company commenced an exploration program which will cost approximately CND$450,000 and includes geological mapping and soil sampling of the prospective mineralized zone, trenching and approximately 10,000 feet of reverse circulation drilling. This drill program has been completed and the required reclamation has been done.

A 2007 Plan of Operations has been submitted to the US Forest Service for a Core Drill Program and will include reopening 4,700 feet of additional drill roads, the construction of 9 new drill pads and the drilling of 9 holes 7,500 feet in total length. The 2007 holes will be angle holes drilled due west at inclinations of 50 degrees from pads K through S, spaced roughly 200 feet. They will all test the main portion of the Ostrander Creek gold-in-soil anomaly delineated in 2004.

The starting date for the project was in May 2007, as soon as weather and road conditions permitted. The drill portion of the project will commence in mid August and the project will end for the year in September/October , with November being utilized for reclamation work.

In addition to the drilling, other work will include soil sampling and detailed geological mapping of the Joe claims and, at a minimum, a thorough reconnaissance of the area known as the “Ludwig Basin” that lies southwest of Johny’s Point and above the adit on Musgrove Creek. This area, seems to have received little attention in the past, likely due to the steep slopes, extensive talus cover and proximity to Musgrove Creek. Still it’s location between the Smith – Gahan area and Johny’s Point makes it an area of substantial potential interest.

Empire Mine Project
On May 29, 2006, the Company signed an option agreement with Trio Gold Corp. (“Trio”) to acquire a 50% lease interest in certain mining claims known as the Empire Mine Property (“Empire Property”). The Empire Property is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores, consists of 23 patented mining claims, 6 mill-site claims and 21 unpatented mining claims situated in the Alder Creek Mining District, of Custer County, Idaho, USA.

Under the terms of the option agreement, the Company may earn a 50% lease interest in the property by making a non-refundable deposit of US$50,000 (paid), cash payment of $200,000 (paid), and issuing 700,000 common shares of the Company (issued). In addition, the Company is required to incur a minimum of US$1,500,000 in exploration expenditures on the property on or before August 31, 2007 (as of May 31, 2007 - CDN$1,102,274 of exploration expenditures have been incurred). Once all requirements are met, the Company will be deemed to have earned a 50% lease interest in and to the claims, and a joint venture between the Company and Trio will be formed.

The Company also issued to an unrelated company 200,000 of its common shares, with a fair value of $58,000, as finder’s fees in connection with this transaction.

In June 2006, the Company commenced the exploration program which consisted of sixty-five infill and exploration holes as part of an on-going development drilling program. To date, 33 holes consisting of 5 core and 28 RC have been completed in the AP pit area of the Empire Mine. Two of the RC holes (JRC17 and 21) had no recovery and will be re-drilled in 2007. Results from the previously announced 24 holes (JDD01 to JRC12, and JRC22 to JRC28) were released on August 24, 2006, November 16, 2006, January 9, 2007, and February 1, 2007. All results from the 2006 drill program have now been received.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE SIX MONTHS ENDED MAY 31, 2007
Containing information up to and including July 25, 2007.

The primary objective of the 2006-2007 work program on the Empire Mine Project is to complete a feasibility study. An interim technical report updating the current status of the project and outlining the planned development activities for next few years, has been completed. The Company retained Anderson & Associates of Carson City, Nevada to prepare the feasibility study and Tech Base International Ltd. of Denver, Colorado to prepare the resource calculations.

Dennis M. Anderson, P.E. and principal engineer for Anderson Resource Associates, Inc. (ARAI), a Nevada Corporation, was retained to submit this technical report on the Empire Mine, located in Custer County, Idaho. The objective of the report is to provide a modern resource evaluation based on historical and recent drill information, and to act as a guideline for future project development by outlining details of short-term mine development and estimating long-term costs related to mine construction, operation, and reclamation. Dennis Anderson is an independent Qualified Person, as defined under National Instrument 43-101.

Michael Norred, President of Techbase International Ltd., a Colorado corporation, provided engineering computer modeling and design, including the calculation of economic pits, using Techbase mining software. Mr. Norred modeled the deposit in three dimensions and estimated block grades for the four primary metals of significant value in the Empire deposit.

Phil van Angeren, P.Geo., provided technical support, geologic mapping and cross sections used as the basis for the Techbase analysis.

Journey staked a total of 9 unpatented lode claims (180 acres) and 50 contiguous unpatented millsite claims (250 acres) on the periphery of the existing claim block. Some of the millsite claims overlap the existing block.

On June 26, 2006, Trio was served with a Statement of Claim alleging that Trio was in breach of the underlying lease agreement with the underlying lessor regarding the lease interest of the mineral claims comprising the Empire Property. Trio filed a Statement of Defense and Counterclaim on July 20, 2006. Due to the pending litigation, the Company has not yet commenced the 2007 drill program and an extension of the August 31, 2007 deadline to expend USD$1,500,000 under the option agreement has been proposed by the Company.

RESULTS OF OPERATIONS

Selected Annual Financial Information

	2006	2005	2004
	$	$	$
Revenues	-	-	-
Net Loss for the Year	1,460,225	849,692	45,610
Net Loss per Common Share – basic and diluted	0.08	0.06	0.01
Total Assets	3,307,454	1,205,674	859,218
Total Long Term Debt	-	-	-
Shareholders’ Equity	2,809,014	1,110,369	781,614
Working Capital (Deficiency)	(224,486)	222,712	781,614

Summary Of Quarterly Results

	05/31/2007	02/28/2007	11/30/2006	08/31/2006	05/31/2006	02/28/2006	11/30/2005	08/31/2005
	$	$	$	$	$	$	$	$
Total Revenues	0	0	0	0	0	0	0	0
(Loss) before
extraordinary
items	(333,951)	(325,214)	(584,441)	(274,251)	(373,558)	(227,975)	(673,735)	(82,271)
Net Loss	(333,951)	(325,214)	(584,441)	(274,251)	(373,558)	(227,975)	(673,735)	(82,271)
Loss Per Share	(0.01)	(0.01)	(0.03)	(0.01)	(0.02)	(0.01)	(0.05)	(0.01)

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE SIX MONTHS ENDED MAY 31, 2007
Containing information up to and including July 25, 2007.

Results of operations for the three month ended May 31, 2007 compared to the three month ended May 31, 2006.
Loss for the second quarter of 2007 was $333,951 compared to loss of $373,558 for the second quarter of 2006. Administrative expenditures for the three month ended May 31, 2007 and 2006 are comparable and totaled $384,017 and $381,562, respectively. The expenditures varied during the two years, however the overall effect of these variances is not material and totaled $2,455.

The major increase in expenditures was $147,218 for investor relations, due to the Company hiring four investor relations firms to provide investor awareness programs and strategic marketing. Other increases were $29,520 in office expenditures and $26,754 in consulting fees due to increased administrative activities in finalizing the acquisition of the Musgrove property and forming a joint venture with Wits Basin. These increases were offset by a decrease of $186,698 in stock –based compensation expenses and $25,632 in professional fees.

During the second quarter of 2007, the Company sold 100,000 (2006 – Nil) shares of Wits Basin and recorded $50,066 gain on sale of marketable securities. Loss per share in the three month period ended May 31, 2007 was $0.01 compared with $0.02 for the same period of 2006.

Results of operations for the six month ended May 31, 2007 compared to the six month ended May 31, 2006.
In the six months ended May 31, 2007, the Company’s net loss totaled $659,165 compared to a net loss of $601,630 in the six months ended May 31, 2006. During the six month period, the Company recognized the gain of $50,066 on the sale of 100,000 shares of Wits Basin and incurred $345 interest income (2006 – $8,004).

The administrative expenditures for the six month period ended May 31, 2007 totaled $709,576, an increase of $99,942 compared to $609,634 in the same period of 2006. This increase was a result of the Company engaging the services of investor relations firms to provide strategic marketing, corporate communications and investor relations services for Canadian and European investors. The investor relations expenses for the six month period of 2007 totaled $301,884 and $83,012 for the same period of 2006. Other major increases were in office expenses of $62,264 and rent of $18,751. These increases were reflecting increased general and administrative activities of management, their involvement in the work towards completion of new option and joint-venture agreements and property acquisitions. The increase in rent was due to the Company entering into a lease agreement to lease office premises commencing April 1, 2006 for a two year term.

The increase in operating expenses was mostly offset by a decrease of $105,400 in the non-cash stock-based compensation expenses totaling $83,457 for the 150,000 stock options vested in the six months period of fiscal 2007 and $188,857 for 600,000 options vested in the same period of 2006. The other decreases were in professional fees of $47,348, advertising and communication of $32,920, management fees of $11,000 and travel of $12,297.

The loss per share was comparable and totaled $0.03 for the six months ended 2007 and 2006.

MARKETABLE SECURITIES
As of May 31, 2007, the Company owns 1,000,000 (November 30, 2006 – 600,000) common shares of Wits Basin. These shares are listed on the Over-The-Counter Bulletin Board in the United States and are subject to resale restrictions under the US Securities Law, unless the Company exercises its piggyback rights with Wits Basin to register these shares with the US Securities and Exchange Commission. The shares were recorded at market value on the days of grant and held at fair value with changes in fair value recorded in other comprehensive income, until the investment is derecognized or impaired at which time the amount would be recorded in net income.

The Company’s "other comprehensive income or loss" transactions during the six months ended May 31, 2007 was $779,237.

During the period ended May 31, 2007, the Company received 500,000 shares of Wits Basin pursuant to the Option Agreement, of which 100,000 shares were sold and a gain of $50,066 recognized on sale of marketable securities. At

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE SIX MONTHS ENDED MAY 31, 2007
Containing information up to and including July 25, 2007.

May 31, 2007, the market value of these shares was $1,130,066 (November 30, 2006 - $274,128 for 600,000 shares).

LIQUIDITY
The Company’s working capital as at May 31, 2007 was $262,571 compared to a working capital deficiency $224,486 at November 30, 2006. Cash totaled $116,830 as at May 31, 2007, an increase of $86,356 from $30,474 as of November 30, 2006.

During the period ended May 31, 2007, the Company received gross proceeds of $980,500 from the April 2007 Private Placement financing ($62,240 in finders fees were paid in connection with this financing), $302,660 from the exercise of 643,000 share purchase warrants and 166,627 stock options of the Company, $118,000 of outstanding subscription receivables for the warrants exercised in fiscal 2006, $320,872 of option payments from property optionees and $106,210 from sale of marketable securities. The cash inflows were offset by exploration expenditures totaling $540,585 in the six months ended May 31, 2007 and cash utilized in operating activities of $1,143,107 (see “Results of Operation” section). The ability of the Company to continue as a going concern is primarily dependent upon the Company obtaining proceeds raised from equity financings and under joint venture agreements.

CAPITAL RESOURCES
As of May 31, 2007, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As of May 31, 2007 and November 30, 2006, the Company had 28,312,187 and 24,701,130 shares respectively issued and outstanding.

During the six months ended May 31, 2007, 643,000 warrants at a price of $0.38 per share were exercised for total proceeds of $244,340 and 166,627 options were exercised with a weighted average price of $0.35 for gross proceeds of $58,320.

On April 24, 2007, the Company closed a private placement for 2,801,430 units at $0.35 per unit for total proceeds of $980,500. Each unit consists of one common share and one share purchase warrant exercisable to purchase one additional share at $0.55 per share until April 24, 2009. The Company paid finder’s fees totaling $62,240 in connection with this private placement and issued 172,114 broker’s warrants. Each broker warrant is exercisable into one common share at a price of $0.55 per share until April 24, 2009. A fair value of $20,194 was recorded in share issuance costs. The unit shares are subject to a hold period expiring August 24, 2007.

As of May 31, 2007, the Company had a total of 6,095,776 warrants outstanding with an exercise price ranging from $0.38 to $0.55 and expiry dates from January 13, 2008 to April 24, 2009. Subsequently, another 172,023 warrants were exercised, leaving a balance of 5,923,753 warrants outstanding as of July 25, 2007.

As of May 31, 2007, the Company had 2,533,373 options outstanding with a weighted average exercised price of $0.33 and expiry dates from May 4, 2007 to February 28, 2012.

As at May 31, 2007, the number of shares held in escrow was 226,630 (November 30, 2006 – 248,168).

OUTSTANDING SHARE DATA
As of July 25, 2007, the Company had the following common shares, options, warrants and agents warrants:

Common Shares	28,887,187
Stock Options	2,533,373
Share Purchase Warrants	5,923,753

OFF BALANCE SHEET ARRANGEMENTS
As of May 31, 2007, the company had not entered into any off-balance sheet arrangements.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE SIX MONTHS ENDED MAY 31, 2007
Containing information up to and including July 25, 2007.

TRANSACTIONS WITH RELATED PARTIES
In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

a)	Included in due from related parties is a short term loan of $10,000 (November 30, 2006 – $Nil) advanced to a company with a director in common.

b)	Included in share subscription receivable is $Nil (November 30, 2006 – $139,000) due from the President of the Company for share purchase warrants exercised.

c)

During the period ended May 31, 2007, the Company paid management fees of $42,000 (2006 – $29,000) to a company controlled by the President of the Company for management and consulting services performed. Included in prepaid expense is $3,500 (2005 – $Nil) paid to this company for management fees for the month of June 2007.

d)

During the period ended May 31, 2007, the Company paid management fees of $Nil (2006 – $24,000) to a company controlled by a person related to the President of the Company for management and consulting services performed.

The amounts are unsecured, bear no interest and have no specified terms for repayment. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

COMMITMENTS
On April 1, 2006, the Company entered into a lease agreement with an unrelated third party to lease office premises commencing April 1, 2006 for a term of two years. The Company is committed to pay monthly basic rent of $1,993, plus monthly operating costs and taxes estimated at $2,100 for an annual total of $45,828.

On April 2, 2007, the Company engaged ARGENTUMINVEST GmbH, a European public relations firm to provide two investor relations program packages in the German speaking countries for the duration of six months. Under the terms of the agreement, the Company will pay the investor relations firm a monthly fee of $3,500 Euros.

On April 10, 2007, the Company engaged First Canadian Capital Corp. (“First Canadian”) to provide strategic marketing, corporate communications, and investor relations services to the Company. Under the terms of the agreement, the Company will pay First Canadian a monthly fee CDN$6,000 for the duration of the initial twelvemonth term and granted 200,000 stock options of the Company exercisable at $0.35 per share expiring on April 23, 2012.

On May 9, 2007, the Company engaged Small Cap Invest Ltd. (“SCI”), a European public relations firm for small and medium size companies to provide investor relations services to the Company in Europe. Under the terms of the agreement, the Company will pay SCI a monthly fee of $5,000 Euros plus expenses for the duration of the initial twelve-month term, and granted 250,000 stock options of the Company exercisable at $0.35 per share expiring on May 9, 2009.

CRITICAL ACCOUNTING ESTIMATES
The Company has made no assumptions about matters that are highly uncertain except for those disclosed in Note 2(k) in the financial statements, and which would have required critical accounting estimates and therefore there has been no material impact on the Company’s financial condition, changes in financial condition or results of operation.

CHANGES IN ACCOUNTING POLICY
Effective November 30, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3865, Hedges, retroactively without

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE SIX MONTHS ENDED MAY 31, 2007
Containing information up to and including July 25, 2007.

restatement. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated. The adoption of these Handbook Sections had no impact on opening deficit.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading, financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
Upon adoption of these new standards, the Company designated its cash as held-for-trading, which are measured at fair value. Accounts receivable, GST receivable and subscription receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities. Marketable securities are classified as available-for-sale which are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amount would be recorded in net income.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and Mexican Pesos and as such is subject to risk due to fluctuations in exchange rates. Foreign exploration expenditures of the Company are due and payable in the short-term and accordingly, management believes there is not significant exposure to foreign currency fluctuations. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

SUBSEQUENT EVENTS
On June 20, 2007, the Company fulfilled its obligations under an amendment to the option agreement on the Musgrove Property by making a final payment in the amount of CDN $25,000 and issuing a final 75,000 common shares to Roxgold Inc., thereby earning a 100% interest in and to the Musgrove Property.

RISKS AND UNCERTAINTIES
The Company’s financial success will be dependent upon the discovery or acquisition of mineral resources and mineral reserves, and the economic viability of developing its properties. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration activities will be successful. The exploration of mineral resources and mineral reserves involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous sections.

OUTLOOK
The Company currently has an interest in three advanced stage projects, the Empire Mine Project, the Musgrove Creek Project and the Vianey Mine Project.

The Company has commenced extensive drill programs on all three projects.

The Company has spent approximately $500,000 on a reverse circulation drill program totaling approximately 10,000 feet, staking additional claims and in property expenditures on the Musgrove Creek Project during 2006. A Plan of Operations has been submitted to the US Forest Service for 2007 and 9 diamond drill holes totaling 7,500

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE SIX MONTHS ENDED MAY 31, 2007
Containing information up to and including July 25, 2007.

feet is contemplated. The Company plans to spend approximately $600,000 on the Musgrove Creek Property in 2007.

The Company’s drill program at the Empire Mine Project is ongoing, consisting of sixty-five infill and exploration holes as part of an on-going development drilling program. To date, 33 holes consisting of 5 core and 28 RC have been completed in the AP pit area of the Empire Mine. All results from the 2006 drill program have now been received. The primary objective of the 2006-2007 work program on the Empire Mine Project is to complete a feasibility study. The Company retained Anderson & Associates of Carson City, Nevada to prepare the feasibility study and Tech Base International Ltd. of Denver, Colorado to prepare the resource calculations. Under the option agreement, the Company is to spend US$1,500,000 on the Empire Mine Project by August 31, 2007. The Empire Mine Project is currently subject to legal proceedings between Trio Gold Corp. and the underlying lessor with respect to the lease interest of the mineral claims comprising the Empire Property. As a result, the Company has not yet commenced the 2007 drill program and an extension of the August 31, 2007 deadline to expend USD$1,500,000 under the option agreement has been proposed by the Company. Journey staked a total of 9 unpatented lode claims (180 acres) and 50 contiguous unpatented millsite claims (250 acres) on the periphery of the existing claim block. Some of the millsite claims overlap the existing block.

The Company has also commenced a work program on the Vianey Mine Project. Diamond core drilling and associated surface and underground exploration was conducted during 2006 and early 2007. A total of 2,042 meters of core drilling was accomplished in ten drill holes, plus two re-drilled holes. The recommended 2007 work program includes drilling five holes, 220 meters each, with an inclination of -40 degrees from the 2006 drill sites, drilling from underground sites, continuation of surface and underground mapping and sampling, is recommended. In addition, permitting for surface disturbance operations are to be obtained and negotiations are to be commenced to secure expanded rights for exploration and land use in the region surrounding the Vianey concession. The Company plans to spend approximately US$500,000 in exploration expenditures on the Vianey Property by September 30, 2007.

DISCLAIMER
The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

FORWARD LOOKING STATEMENTS
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE SIX MONTHS ENDED MAY 31, 2007
Containing information up to and including July 25, 2007.

herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements